UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

Intermec, Inc.

(Name of Issuer)

Common Stock ($0.01 par value)

(Title of Class of Securities)

458786100

(CUSIP Number)

Scott Renwick

Kemper Corporation

(formerly known as Unitrin, Inc.)

One East Wacker Drive

Chicago, Illinois 60601

312-661-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2011

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458786100	SCHEDULE 13D/A	Page 2 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Kemper Corporation 95-4255452
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power – 0
	8.	Shared Voting Power – 7,559,764
	9.	Sole Dispositive Power – 0
	10.	Shared Dispositive Power – 7,559,764
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,559,764
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7% (1)
14.	Type of Reporting Person (See Instructions) HC, CO

(1)	Based on 59,592,838 shares of Common Stock outstanding as of July 25, 2011, as reported in the Quarterly Report on Form 10-Q filed with the SEC by the Issuer for the period ended July 3, 2011.

CUSIP No. 458786100	SCHEDULE 13D/A	Page 3 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Trinity Universal Insurance Company 75-0620550
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power – 0
	8.	Shared Voting Power – 7,559,764
	9.	Sole Dispositive Power – 0
	10.	Shared Dispositive Power – 7,559,764
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,559,764
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7% (1)
14.	Type of Reporting Person (See Instructions) IC, CO

(1)	Based on 59,592,838 shares of Common Stock outstanding as of July 25, 2011, as reported in the Quarterly Report on Form 10-Q filed with the SEC by the Issuer for the period ended July 3, 2011.

CUSIP No. 458786100	SCHEDULE 13D/A	Page 4 of 6

Amendment No. 16 to Schedule 13D

This Amendment No. 16 amends and supplements the Schedule 13D originally filed by Kemper Corporation, formerly known as Unitrin, Inc. (“Kemper”), Trinity Universal Insurance Company (“Trinity”) and United Insurance Company of America, dated November 3, 1997, as amended by Amendment No. 1, dated February 1, 2001, Amendment No. 2, dated March 15, 2001, Amendment No. 3, dated June 8, 2001, Amendment No. 4, dated July 13, 2001, Amendment No. 5, dated March 8, 2002, Amendment No. 6, dated July 9, 2002, Amendment No. 7, dated July 29, 2002, Amendment No. 8, dated March 28, 2003, Amendment No. 9, dated June 10, 2010, and Amendment No. 10, dated July 21, 2010, Amendment No. 11, dated August 23, 2010, Amendment No. 12, dated January 24, 2011, Amendment No. 13, dated April 8, 2011, Amendment No. 14, dated June 2, 2011, and Amendment No. 15, dated July 15, 2011 (as amended, the “Schedule 13D”). Except as indicated in this Amendment No. 16, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

ITEM 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 2:

The name of Schedule UTR has been changed to Schedule K due to the name change of Unitrin, Inc. to Kemper Corporation. Amended Schedules K and T with current information about the executive officers and directors of Kemper and Trinity are attached hereto and filed as a part of this Amendment No. 16.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

Trinity sold 780,000 shares of Common Stock in open market transactions following July 15, 2011, the date of the last sale reported in Amendment No. 15 (the most recently filed amendment to the Schedule 13D), through September 2, 2011.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As indicated on the cover pages, as of September 2, 2011, Kemper and Trinity each beneficially owned 7,559,764 shares of Common Stock over which they share voting and dispositive powers, which represent approximately 12.7% of the Common Stock outstanding as of July 25, 2011, as reported in the Quarterly Report on Form 10-Q filed with the SEC by the Issuer for the period ended July 3, 2011. Trinity sold 780,000 shares of Common Stock in open market transactions following July 15, 2011, the date of the last sale reported in Amendment No. 15 (the most recently filed amendment to the Schedule 13D), through September 2, 2011. The following is a listing of these sales:

Transaction Date	Number of Shares Sold	Price per Share*
7/18/2011	62,931	10.7844
7/19/2011	70,000	10.7768
7/20/2011	24,760	10.6205
7/20/2011	5,600	10.7580
7/21/2011	66,709	10.5609
7/25/2011	10,592	11.0257
7/26/2011	25,000	11.0846
8/15/2011	40,000	7.5593
8/16/2011	40,000	7.3658
8/17/2011	34,408	7.1484
8/24/2011	50,000	7.0311
8/25/2011	50,000	6.9377
8/26/2011	50,000	6.9731
8/29/2011	40,347	7.3186
8/30/2011	47,810	7.3218
8/31/2011	60,000	7.3293
9/1/2011	51,843	7.2053
9/2/2011	50,000	6.8288

CUSIP No. 458786100	SCHEDULE 13D/A	Page 5 of 6

*	Represents the weighted average sale price per share of the shares sold on the dates specified. All sales were reported on Form 4 reports filed pursuant to Section 16 of the Securities Exchange Act of 1934. The Form 4 reports contain additional detail on the sale prices of the shares sold on each date.

Except as otherwise described in this Amendment No. 16 to Schedule 13D, to the best knowledge and belief of the filing persons: (i) during the past sixty (60) days, no filing person nor anyone listed in the Schedules to this Schedule 13D has entered into any transactions involving the Common Stock; and (ii) no one listed on the Schedules to this Schedule 13D beneficially owns shares of Common Stock.

CUSIP No. 458786100	SCHEDULE 13D/A	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: September 6, 2011

KEMPER CORPORATION

By: /s/ JOHN BOSCHELLI
Name: John M. Boschelli

Title: Vice President and Chief Investment Officer

TRINITY UNIVERSAL INSURANCE COMPANY

By: /s/ JOHN BOSCHELLI
Name: John M. Boschelli
Title: Assistant Treasurer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

SCHEDULE K

KEMPER CORPORATION

NAME (ALL U.S. CITIZENS UNLESS OTHERWISE NOTED)	BUSINESS ADDRESS	POSITION WITH KEMPER CORPORATION (PRINCIPAL OCCUPATION, IF DIFFERENT, PRESENTED IN FOOTNOTES)
James E. Annable	(1)	Director
John M. Boschelli (2)	(3)	Vice President & Chief Investment Officer
Douglas G. Geoga	(4)	Director
Reuben L. Hedlund	(5)	Director
Julie M. Howard	(6)	Director
Lisa M. King	(3)	Vice President – Human Resources
Wayne Kauth	(7)	Director
Edward J. Konar (2)	(3)	Vice President
Christopher L. Moses (2)	(3)	Vice President & Treasurer
Scott Renwick	(3)	Senior Vice President & General Counsel
Richard Roeske (2)	(3)	Vice President & Chief Accounting Officer
Dennis J. Sandelski	(3)	Vice President – Tax
Fayez S. Sarofim	(8)	Director
Frank J. Sodaro (2)	(3)	Vice President – Planning & Analysis
Donald G. Southwell	(3)	Director, Chairman of the Board, President and Chief Executive Officer
David P. Storch	(9)	Director
Richard C. Vie	(3)	Director
Dennis R. Vigneau	(3)	Senior Vice President & Chief Financial Officer

(1)	Mr. Annable is Secretary to the Federal Advisory Council of the Board of Governors of the Federal Reserve Board. 230 South LaSalle Street 10th Floor, Chicago, Illinois 60604.
(2)	Also see Schedule T.
(3)	One East Wacker Drive, Chicago, Illinois 60601.
(4)	Mr. Geoga is President and Chief Executive Officer of Salt Creek Hospitality, LLC. 13 E. First Street, Suite H, Hinsdale, IL 60521.
(5)	Mr. Hedlund is Counsel to the law firm of McGuireWoods LLP, 77 W. Wacker Drive, Suite 4400, Chicago, Illinois 60601.
(6)	Ms. Howard is President and Chief Operating Officer of Navigant Consulting, Inc. 30 S. Wacker Drive, Suite 3550, Chicago, IL 60606.
(7)	Mr. Kauth is an independent consultant to the financial services industry. 300 North State Street, #5707, Chicago, Illinois 60654.
(8)	Mr. Sarofim is the Chairman of the Board and President of Fayez Sarofim & Co., a registered investment advisor. Two Houston Center, Suite 2907, Houston, Texas 77010.
(9)	Mr. Storch is Chairman of the Board and Chief Executive Officer of AAR Corp. 1100 N. Wood Dale Road, Wood Dale, IL 60191.

September 2, 2011

SCHEDULE T

TRINITY UNIVERSAL INSURANCE COMPANY

NAME (ALL U.S. CITIZENS UNLESS OTHERWISE NOTED)	BUSINESS ADDRESS	POSITION WITH TRINITY (PRINCIPAL OCCUPATION, IF DIFFERENT, PRESENTED IN FOOTNOTES)
Stuart A. Bailey	(1)	Vice President
John M. Boschelli (2)	(3)	Director
Shawn R. Crawford	(4)	Senior Vice President
Brian J. Delfino	(1)	Senior Vice President
Ronald E. Greco	(3)	Vice President and Chief Actuary
Talman M. Howard	(1)	Senior Vice President
Edward J. Konar (2)	(3)	Director
Dorothy A. Langley	(1)	Vice President, Corporate Counsel & Secretary
Denise I. Lynch	(1)	Director, Senior Vice President
Christopher L. Moses (2)	(3)	Director
Clark H. Roberts	(1)	Vice President & Treasurer
Richard Roeske (2)	(3)	Director
James A. Schulte	(1)	Director, Chairman of the Board & President
Frank J. Sodaro (2)	(3)	Director

(1)	12926 Gran Bay Parkway West, Jacksonville, FL 32258.
(2)	See Also Schedule K.
(3)	One East Wacker Drive, Chicago, Illinois 60601.
(4)	One Tower Lane, Oakbrook Terrace, Illinois 60181.

September 2, 2011